UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026 (Report No. 2)

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Amendment No. 9 Proceedings

On July 12, 2026, the District Court in Tel Aviv-Yafo (the “Court”) held a hearing regarding the application of REE Automotive Ltd. (the “Company”) for a stay of proceedings and approval to pursue a debt arrangement under Amendment No. 9 to the Israeli Insolvency and Economic Rehabilitation Law, 2018 (the “Restructuring Proceedings”). Following the hearing, the Court approved the continuation of the Restructuring Proceedings and extended the stay of proceedings through August 16, 2026. During this period, the Company will continue to operate under the supervision of the Court-appointed Arrangement Manager while advancing the proposed restructuring and financing arrangements. The Court further ordered that creditors may submit proofs of claim by August 12, 2026. The Company intends to continue working with the Arrangement Manager and its stakeholders to advance the proposed restructuring. There can be no assurance that the proposed debt arrangement will be approved by the Court, that the required stakeholder support will be obtained, or that the restructuring will be successfully implemented. The Company continues to operate its business during the stay of proceedings in accordance with the Court’s orders.

Separation of Chief Financial Officer

On July 16, 2026, Hai Aviv ceased to serve as the Company’s Chief Financial Officer, by mutual agreement with the Company. Mr. Aviv’s departure was not the result of any disagreement with the Company on any matter regarding its operations, policies or practices.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346, 333-287381, 333-293676) and its registration statement on Form F-3 (File No. 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

Date: July 29, 2026	By:	/s/ Avital Futterman
	Name:	Avital Futterman
	Title:	General Counsel

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